Exhibit (d)(21)

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

This Amendment dated as of June 9, 2014 (this “Amendment”) is to the Investment Advisory Agreement dated as of November 1, 2011 (the “Agreement”), by and between ALPS Advisors, Inc., a Colorado corporation (the “Adviser”), and ALPS ETF Trust (the “Trust”), a Delaware statutory trust, regarding the Fund listed in Appendix A (the “Fund”). Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Effective as of June 9, 2014, Section 5 (Compensation of the Adviser) is replaced in its entirety with the new Section 5 (Compensation of the Adviser) set forth as follows:

5. Compensation of the Adviser. In consideration for the investment advisory services to be performed under this Agreement the Adviser shall receive from the Trust an annual management fee, accrued daily at the rate of 1/365th of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month and based on the Fund’s average daily net assets during the month as follows: (i) 85 basis points (0.85%) for average net assets up to and including $10 billion, (ii) 80 basis points (0.80%) for average net assets greater than $10 billion up to and including $15 billion, (iii) 75.5 basis points (0.755%) for average net assets greater than $15 billion up to and including $20 billion, and (iv) 71.5 basis points (0.715%) for average net assets greater than $20 billion.

2. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

ALPS ETF TRUST	ALPS ADVISORS, INC.

By:	By:
Name:	Name:
Title:	Title: